AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2004

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMERIGON INCORPORATED

(Exact name of Registrant as specified in its charter)

CALIFORNIA	95-4318554
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 Town Center Drive, Suite 200

Dearborn, Michigan 48126

(313) 336-3000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Daniel R. Coker

Chief Executive Officer

Amerigon Incorporated

500 Town Center Drive, Suite 200

Dearborn, Michigan 48126

(313) 336-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES OF COMMUNICATIONS TO:

Kenneth Phillips

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

Detroit, Michigan 48226-3506

(313) 465-7658

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At such time or times on and after the date on which this registration statement becomes effective as the selling securityholders may determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE(2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE
Common Stock, no par value per share	7,067,596	$3.79	$26,750,850	$3,389.33

(1)	Includes 691,326 of shares of common stock issuable upon exercise of certain warrants and 5,373,134 shares of common stock issuable upon conversion of preferred shares held by the selling securityholders.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), the price of the common stock is based upon the average of the high and low prices of the common stock on The Nasdaq SmallCap Market on August 27, 2004.

In addition to the shares of common stock set forth on the Calculation of Registration Fee Table, pursuant to Rule 416 of the Securities Act, this registration statement also registers such additional number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

AMERIGON INCORPORATED

7,067,596

Shares of

Common Stock

This prospectus relates to resale by the selling shareholders of shares of our common stock, no par value per share, issuable from time to time, including:

•	1,003,136 shares of our outstanding common stock;

•	691,326 shares of our common stock issuable upon the exercise of warrants; and

•	5,373,134 shares of our common stock issuable upon the conversion of preferred stock.

These shares of common stock, warrants to purchase common stock and/or shares of preferred stock were issued by Amerigon to the following entities, who we refer to in this prospectus as the selling securityholders: Big Beaver Investments, LLC, Ferrotec Corporation, Westar Capital Partners II, Roth Capital Partners, LLC and Ford Motor Company in various private placements. See “Selling Securityholders.” This offering is not being underwritten.

We will not receive any proceeds from the sale of these shares. Upon the exercise of warrants by payment of cash, however, we will receive the exercise price of the warrants as follows:

Number of Common Shares	Exercise Price per Share
216,690	$5.75
188,000	$5.00
108,345	$2.75
11,624	$2.67
166,667	$1.50

The selling securityholders identified in this prospectus (which term as used herein also includes the selling securityholders’ pledgees, donees, transferees or other successors-in-interest) may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Amerigon Incorporated’s common stock is traded on The Nasdaq SmallCap Market under the ticker symbol “ARGN.” On August 27, 2004, the closing sale price of the common stock, as reported by Nasdaq, was $3.76 per share. You are urged to obtain current market quotations for our common stock.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2004.

You should rely only on the information contained in this prospectus. Neither Amerigon Incorporated nor any selling securityholder, broker, dealer or agent has authorized anyone to provide you with different or additional information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain forward-looking statements. Forward-looking statements relate to future periods and include descriptions of our plans, objectives, and underlying assumptions for future operations, our market opportunities, our acquisition opportunities, and our ability to compete.

Generally, “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue” and similar words identify forward-looking statements. Forward-looking statements are based on our current expectations and are subject to risks and uncertainties that can cause actual results to differ materially. For information on these risks and uncertainties, please review the information set forth under “Risk Factors” beginning on page 5.

We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus. Forward-looking statements are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements.

As used in this prospectus, “Company,” “we,” “us” and “our” refer to Amerigon Incorporated and its subsidiaries and affiliates.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus or incorporated by reference. Investors should also carefully consider the information set forth under “Risk Factors” beginning on page 5.

The Company

We design, develop and market proprietary, high-technology electronic systems for sale to automobile and truck original equipment manufacturers (“OEMs”). In 2003, we completed our fourth consecutive year of producing and selling our Climate Control Seat™ (“CCS™”) product, which provides year-round comfort by providing both heating and cooling to seat occupants. Since we started commercial production, we have shipped, at the direction of the OEMs, more than 1,145,000 units of our CCS product to seven customers, Johnson Controls, Inc. (“Johnson Controls”), Lear Corporation, Bridgewater Interiors, LLC, NHK Spring Company, Ltd. (“NHK”), Marubeni Vehicle Corporation, Intier Automotive and Hyundai Motor Company (“Hyundai”).

In 2003, we launched a newly designed and more efficient version of our CCS product that incorporates our new Micro Thermal Module™ (“MTM™”) technology. This new generation CCS system, which is based on the Company’s proprietary thermoelectric device (“TED”) technology, is smaller, lighter, quieter and more versatile than its predecessor.

We have an 85% interest in BSST LLC (“BSST”). BSST is engaged in a program to improve the efficiency of thermoelectric devices and to develop, market and distribute new products based on this technology.

We were incorporated in California in 1991 and originally focused our efforts on developing electric vehicles and high technology automotive systems. Because the electric vehicle market did not develop as anticipated, we have focused our efforts on our CCS product, our only commercial product at the present time, and products derived from our efficient TED technology. Our principal executive offices are located at 500 Town Center Drive, Suite 200, Dearborn, Michigan 48126, (313) 336-3000.

Climate Control Seat

Our CCS product utilizes exclusive licensed and patented technology, including three of our own patents, relating to a variable temperature seat climate control system to enhance the comfort of vehicle passengers. We have additional patents pending for further improvements we have made to the CCS and TED technology. Our CCS product uses one or more solid-state TEDs, which generate heating or cooling depending upon the polarity of the current applied to the device.

A TED is the heart of a compact heat pump built by us for use in our CCS product. Air is forced through the heat pump and thermally conditioned in response to switch input from the seat occupant. The conditioned air circulates by a specially designed fan through ducts in the seat cushion and seat back, so that the surface can be heated or cooled. Each seat has individual electronic controls to adjust the level of heating or cooling. Our CCS product substantially improves comfort as compared to conventional air conditioners by focusing the cooling directly on the passenger through the seat, rather than waiting until ambient air cools the seat surface behind the passenger.

Our CCS product has reached the stage where it can be mass-produced for a particular automobile manufacturer. Since each vehicle model’s seats are different, we must tailor the CCS components to meet each seat design. In the past five years, we have supplied prototype seats containing our CCS product to virtually every major automobile manufacturer and seat supplier. If a manufacturer wishes to integrate our CCS product into a seat, it provides us with automotive seats to be modified so that we can install a unit in a prototype. The seat is then returned to the manufacturer for evaluation and testing. If a manufacturer accepts our CCS product, a program can then be launched for a particular model on a production basis, but it normally takes one to two years from the time a manufacturer decides to include our CCS product in a vehicle model to actual volume production for that vehicle. During this process, we derive minimal funding from prototype sales and generally obtain no significant revenue until mass production begins. We have active development programs on over twenty-five vehicle platforms, although we cannot be certain that our CCS product will be implemented on any of these vehicles.

In March 2000, we entered into an agreement with Ford Motor Company (“Ford”), which gives us the exclusive right to supply our CCS product to Ford’s first tier suppliers for installation in Ford, Lincoln and Mercury branded vehicles produced and sold in North America (other than Ford-branded vehicles produced by AutoAlliance International, Inc.) through December 31, 2004. Ford is not obligated to purchase any CCS units, however, under the agreement.

Business Strategy

Our strategy is to build upon our existing relationships with automobile manufacturers and their suppliers and to become the leading provider of climate-controlled seating to the automotive marketplace. Our strategy includes the following key elements:

•	Continuing to encourage automobile manufacturers to specify that their seat suppliers install our CCS product;

•	Working with first tier seat suppliers to offer our product to their customers;

•	Completing development of the next generation of the CCS that incorporates the MTM technology;

•	Increasing global penetration with automotive companies;

•	Continuing to expand our intellectual property; and

•	Developing TED–based products in partnership with capable partners using proprietary, significantly more efficient TEDs through our subsidiary, BSST.

The Offering

Common stock offered by selling securityholders	7,067,596 shares (1)

Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering. Upon any exercise of warrants by payment of cash, however, we will receive the exercise price of the warrants as follows:

	Number of Common Shares	Exercise Price per Share
	216,690	$5.75
	188,000	$5.00
	108,345	$2.75
	11,624	$2.67
	166,667	$1.50
The Nasdaq SmallCap Market symbol	“ARGN”

(1)	Includes 1,003,136 shares of our outstanding common stock; 691,326 shares of our common stock issuable upon the exercise of warrants; and 5,373,134 shares of our common stock issuable upon the conversion of preferred stock.

RISK FACTORS

An investment in our common stock is highly speculative and subject to a high degree of risk. Only those who can bear the risk of the entire loss of their investment should participate. Prospective investors should carefully consider the following Risk Factors, in addition to the other information contained in this prospectus, before purchasing shares of our common stock.

Risks Relating to our Business

We are only in the early stage of commercialization and marketing of our products and our sales may not significantly increase

Although we began operations in 1991, we have only engaged in the commercial manufacturing and marketing of our products since 1999. In December 1997, we received our first production orders for our CCS product, but shipments of production units in 1998 were very small. We had product revenues of $29,042,000 in 2003, $15,271,000 in 2002, and $6,447,000 in 2001. In 1998, we were selected by Ford to supply our CCS product to Johnson Controls for installation in the 2000 model year Lincoln Navigator and our CCS product was selected by the Toyota Motor Corporation to supply NHK for installation in the 2001 model year Lexus LS 430 and Toyota Celsior luxury automobiles. In 2002 we added the Ford Expedition SUV, Lincoln Aviator SUV and LS luxury automobile and Infiniti Q45 and M45 luxury automobiles. In 2003, we added the Mercury Monterey mini van, the Cadillac XLR luxury roadster, the Cadillac DeVille luxury sedan, the Cadillac Escalade ESV SUV, the Hyundai Equus luxury sedan and the Nissan Cima luxury sedan. Our CCS product is currently being offered as an optional feature on these vehicles. There can be no assurance that additional vehicle platforms will use our CCS product, that sales will significantly increase or that we will remain profitable.

We have incurred substantial operating losses since our inception

We have incurred substantial operating losses since our inception. We had operating losses of $1,554,000 in 2003, $6,168,000 in 2002, and $7,537,000 in 2001. As of June 30, 2004, we had accumulated deficits since inception of $69,970,000. Our accumulated deficits are attributable to the historical costs of developmental and other start-up activities, including the industrial design, development and marketing of discontinued products and a significant loss incurred on a major electric vehicle development contract. Approximately $33.0 million of our accumulated deficit arose from past efforts in electric vehicles, integrated voice technology or radar, all discontinued products as of December 31, 2000.

We have been producing the CCS product since 1999 and have high fixed operating costs. Our breakeven point was approximately equal to our 2003 third and fourth quarter production levels. We will not be able to achieve a quarterly operating profit for the remainder of 2004 unless we are successful in maintaining or increasing our CCS product revenue levels.

We have incurred net losses of $1,415,000, $6,306,000, and $7,691,000 and we have used cash in operating activities of $1,867,000, $6,942,000, and $6,696,000 in 2003, 2002, and 2001, respectively.

We have funded our financial needs from inception primarily through net proceeds received through our initial public offering as well as other equity and debt financing. At June 30, 2004, we had cash and cash equivalents of $3,973,000 and net working capital of $6,009,000. Based on our current operating plan, we believe cash at June 30, 2004, along with the proceeds from future revenues, warrant exercises that have occurred since June 30, 2004, future warrant exercises and borrowings from our $3 million accounts receivable-based financing, will be sufficient to meet operating needs for the foreseeable future.

Our ability to market our products successfully depends on acceptance of our product by automotive manufacturers and consumers

We have engaged in a lengthy development process on our CCS product which involved developing a prototype for proof of concept and then adapting the basic system to actual seats provided by various automotive manufacturers and their seat suppliers. In the past four years, we have supplied prototype seats containing our CCS product to virtually every major automobile manufacturer and seat supplier. As a result of this process, we have been selected by a number of automotive manufacturers to supply a number of current vehicles.

Our ability to market our CCS product successfully depends upon the willingness of automobile manufacturers to incur the substantial expense involved in the purchase and installation of our products and systems, and, ultimately, upon the acceptance of our product by consumers. Automobile manufacturers may be reluctant to purchase key components from a small company with limited financial and other resources or continue to do business with us based on our limited resources. No assurances can be made that either automotive manufacturers or consumers will accept our CCS product.

We commenced initial production shipments to Johnson Controls for Ford in late November 1999. We are working with many other automotive manufacturers and their seat suppliers in an effort to have the CCS product included in other models commencing with the 2005 model year and beyond. We currently have active development programs on over twenty-five vehicle platforms, but no assurance can be given that our CCS product will be implemented in any of these vehicles. While we have the only actively-cooled seat available, competitors are introducing ventilated seats, which provide some of the cooled-seat attributes and are very price competitive with our CCS product. Additionally, heat only devices are readily available from our competitors.

We do not anticipate additional financing in the future

We had experienced negative cash flow from operations since our inception through the third quarter 2003 and have expended, and expect to continue to expend, substantial funds to continue our development and marketing efforts. We had negative cash flows from operations of $1,867,000 in 2003, $6,942,000 in 2002, and $6,696,000 in 2001. We have generated positive quarterly cash flow from operations of $941,000 for the quarter ended December 31, 2003, $1,653,000 for the quarter ended March 31, 2004 and $576,000 for the quarter ended June 30, 2004.

Based on our current operating plans, we believe that cash at June 30, 2004, along with proceeds from future revenues, warrant exercises that have occurred since June 30, 2004, future warrant exercises and borrowings from our $3 million accounts receivable-based financing, will be sufficient to meet operating needs for the foreseeable future. Although the actual funds that we will need to operate during this period will be determined by many factors, some of which are beyond our control, we do not anticipate the need for additional financing.

The disruption or loss of relationships with vendors and suppliers for the components for our products could materially adversely affect our business

Our ability to market and manufacture our products successfully is dependent on relationships with both third party vendors and suppliers. We rely on various vendors and suppliers for the components of our products and procure these components through purchase orders, with no guaranteed supply arrangements. Certain components, including thermoelectric devices, are only available from a limited number of suppliers. The loss of any significant supplier, in the absence of a timely and satisfactory alternative arrangement, or an inability to obtain essential components on reasonable terms or at all, could materially adversely affect our business, operations and cash flows. Our business and operations could also be materially adversely affected by delays in deliveries from suppliers.

The outsourcing of production to other countries entails risks of production interruption and unexpected costs

Through 2002, we had been engaged in manufacturing in California for three years, producing moderate quantities of product. We have completed the outsourcing of production to lower-cost countries in order to be price competitive and expand our market beyond the luxury vehicle segment. The shift of the 1st generation production for North American and Asian platforms to a supplier plant in Chihuahua, Mexico and the 2nd generation of production to Shanghai, China entails risk of production interruption and unexpected costs due to the extended logistics.

Automobile manufacturers demand on-time delivery of quality products, and some have required the payment of substantial financial penalties for failure to deliver components to their plants on a timely basis. Such penalties, as well as costs to avoid them, such as working overtime and overnight air freighting of parts that normally are shipped by other less expensive means of transportation, could have a material adverse effect on our business and financial condition. Moreover, the inability to meet demand for our products on a timely basis would materially adversely affect our reputation and prospects.

We are not sure we will be able to persuade potential customers of the merits of our products and justify their costs to increase our sales

Because of the sophisticated nature and early stage of development of our products, we will be required to educate potential customers and demonstrate that the merits of our products justify the costs associated with such products. We have relied on, and will continue to rely on, automobile manufacturers and their dealer networks to market our products. The success of any such relationship will depend in part on the other party’s own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and/or marketed by any such party. There can be no assurance that we will be able to continue to market our products properly so as to generate meaningful product sales increases.

The sales cycle for our products is lengthy and the lengthy cycle impedes growth in our sales

The sales cycle in the automotive components industry is lengthy and can be as long as five years or more for products that must be designed into a vehicle, because some companies take that long to design and develop a vehicle. Even when selling parts that are neither safety-critical nor highly integrated into the vehicle, there are still many stages that an automotive supply company must go through before achieving commercial sales. The sales cycle is lengthy because an automobile manufacturer must develop a high degree of assurance that the products it buys will meet customer needs, interface as easily as possible with the other parts of a vehicle and with the automobile manufacturer’s production and assembly process, and have minimal warranty, safety and service problems. As a result, from the time that a manufacturer develops a strong interest in our CCS product, it normally will take several years before our CCS product is available to consumers in that manufacturer’s vehicles.

In the automotive components industry, products typically proceed through five stages of research and development. Initial research on the product concept comes first, to assess its technical feasibility and economic costs and benefits. This stage often includes development of an internal prototype for the component supplier’s own evaluation. If the product appears feasible, the component supplier manufactures a functioning prototype to demonstrate and test the product’s features. These prototypes are then marketed and sold to automotive companies for testing and evaluation. If an automobile manufacturer shows interest in the product, it typically works with the component supplier to refine the product, then purchases second and subsequent generation engineering prototypes for further evaluation. Finally, the automobile manufacturer either decides to purchase the component for a production vehicle or terminates the program.

The time required to progress through these five stages to commercialization varies widely. Generally, the more a component must be integrated with other vehicle systems, the longer the process takes. Further, products that are installed by the factory usually require extra time for evaluation because other vehicle systems are affected, and a decision to introduce the product into the vehicle is not easily reversed. Because our CCS product affects other vehicle systems and is a factory-installed item, the process takes a significant amount of time to commercialization.

Our industry is subject to intense competition and our products may be rendered obsolete by future technological developments in the industry

The automotive component industry is subject to intense competition. Virtually all of our competitors are substantially larger in size, have substantially greater financial, marketing and other resources, and have more extensive experience and records of successful operations than we do. Several competitors have introduced ventilated seats in an effort to respond to our proprietary cooled seat technology. Competition extends to attracting and retaining qualified technical and marketing personnel. There can be no assurance that we will successfully differentiate our products from those of our competitors, that the marketplace will consider our current or proposed products to be superior or even comparable to those of our competitors, or that we can succeed in establishing relationships with automobile manufacturers. Furthermore, no assurance can be given that competitive pressures we face will not adversely affect our financial performance.

Due to the rapid pace of technological change, as with any technology-based product, our products may even be rendered obsolete by future developments in the industry. Our competitive position would be adversely affected if we were unable to anticipate such future developments and obtain access to the new technology.

Any failure to protect our intellectual property could harm our business and competitive position

As of June 30, 2004, we owned twelve U.S. patents and had four U.S. patents pending and our subsidiary BSST owned five U.S. patents, and had seven U.S. patents pending and twenty-one foreign patents pending. We were also licensees of three patents and joint owners with Honda Motor Co. of two U.S. patents and five Japanese patent applications. We also owned twenty-four foreign patents and had twelve foreign patent applications pending. We believe that patents and proprietary rights have been and will continue to be very important in enabling us to compete. There can be no assurance that any new patents will be granted or that our or our licensors’ patents and proprietary rights will not be challenged or circumvented or will provide us with meaningful competitive advantages or that pending patent applications will issue. Furthermore, there can be no assurance that others will not independently develop similar products or will not design around any patents that have been or may be issued to our licensors or us. Failure to obtain patents in certain foreign countries may materially adversely affect our ability to compete effectively in those international markets. We are aware that an unrelated party filed a patent application in Japan on March 30, 1992, with respect to technology similar to our CCS technology. We hold current and future rights to licensed technology through licensing agreements requiring the payment of minimum royalties and must continue to comply with those licensing agreements. Failure to do so or loss of such agreements could materially and adversely affect our business.

Because of rapid technological developments in the automotive industry and the competitive nature of the market, the patent position of any component manufacturer is subject to uncertainties and may involve complex legal and factual issues. Consequently, although we either own or have licenses to certain patents, and are currently processing several additional patent applications, it is possible that no patents will issue from any pending applications or that claims allowed in any existing or future patents issued or licensed to us will be challenged, invalidated, or circumvented, or that any rights granted thereunder will not provide us adequate protection. There is an additional risk that we may be required to participate in interference proceedings to determine the priority of inventions or may be required to commence litigation to protect our rights, which could result in substantial costs.

Our products may conflict with patents that have been or may be granted to competitors or others

Other persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of our products for allegedly conflicting with patents held by them. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. There can be no assurance that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on our business. In addition, if we become involved in litigation, it could consume a substantial portion of our time and resources. We have not, however, received any notice that our products infringe on the proprietary rights of third parties.

We rely on trade secret protection through confidentiality agreements and the agreements could be breached

We also rely on trade secrets that we seek to protect, in part, through confidentiality and non-disclosure agreements with employees, customers and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of proprietary rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel. Additionally, with respect to licensed technology, there can be no assurance that the licensor of the technology will have the resources, financial or otherwise, or desire to defend against any challenges to the rights of such licensor to its patents.

Our customers typically reserve the right unilaterally to cancel contracts or reduce prices, and the exercise of such right could reduce or eliminate any financial benefit to us anticipated from such contract

Automotive customers typically reserve the right unilaterally to cancel contracts completely or to require price reductions. Although they generally reimburse companies for actual out-of-pocket costs incurred with respect to the particular contract up to the point of cancellation, these reimbursements typically do not cover costs associated with acquiring general purpose assets such as facilities and capital equipment, and may be subject to negotiation and substantial delays in receipt by us. Any unilateral cancellation of, or price reduction with respect to, any contract that we may obtain could reduce or eliminate any financial benefits anticipated from such contract and could have a material adverse effect on our financial condition and results of operations. To date, no such costs have been reimbursed.

Our success will depend in large part on retaining key personnel, which may be affected by the relocation of our corporate offices

Our success will depend to a large extent upon the continued contributions of key personnel in Amerigon and our research and development subsidiary, BSST. The loss of the services of Dr. Lon E. Bell, the head of BSST, would have a material adverse effect on the success of BSST.

Our success will also depend, in part, upon our ability to retain qualified engineering and other technical and marketing personnel. There is significant competition for technologically qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel.

Our reliance on outside major contractors may impair our ability to complete certain projects and manufacture products on a timely basis

In the past we have engaged certain outside contractors to perform product assembly and other production functions for us. We believe that there are a number of outside contractors that provide services of the kind that are used by us and that we may desire to use in the future. However, no assurance can be given that any such contractors would agree to work for us on terms acceptable to us or at all. Our inability to engage outside contractors on acceptable terms or at all would impair our ability to complete any development and/or manufacturing contracts for which outside contractors’ services may be needed. Moreover, our reliance upon third party contractors for certain production functions reduces our control over the manufacture of our products and makes us dependent in part upon such third parties to deliver our products in a timely manner, with satisfactory quality controls and on a competitive basis.

Our business exposes us to potential product liability risks

Our business exposes us to potential product liability risks which are inherent in the manufacturing, marketing and sale of automotive components. In particular, there are substantial warranty and liability risks associated with our products. If available, product liability insurance generally is expensive. While we presently have product liability coverage and product recall coverage at amounts we currently consider adequate, there can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms with respect to other products we may develop, or that any insurance obtained will provide adequate protection against any potential liabilities. In the event of a successful claim against us, a lack or insufficiency of insurance coverage could have a material adverse effect on our business and operations.

Because many of the largest automotive manufacturers are located in foreign countries, our business is subject to the risks associated with foreign sales

Many of the world’s largest automotive manufacturers are located in foreign countries. Accordingly, our business is subject to many of the risks of international operations, including governmental controls, tariff restrictions, foreign currency fluctuations and currency control regulations. However, historically, substantially all of our sales to foreign countries have been denominated in U.S. dollars. As such, our historical net exposure to foreign currency fluctuations has not been material. No assurance can be given that future contracts will be denominated in U.S. dollars.

Our use of contractors located in foreign countries will subject us to the risks of international operations

We engage contractors located in foreign countries. Accordingly, we will be subject to all of the risks inherent in international operations, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, economic disruptions, the imposition of tariffs and import and export controls, changes in governmental policies and other factors which could have an adverse effect on our business.

Risks Relating to Share Ownership

Our significant shareholders control the Company

Big Beaver Investments LLC (“Big Beaver”) and Westar Capital II LLC (“Westar”) each own 4,500 shares of preferred stock, which are convertible into common stock at an initial conversion price of $1.675 per common share. Combined, Big Beaver and Westar have the right to elect a majority of our directors. Big Beaver and Westar each has preemptive rights on future financings, so as to maintain their percentage ownership and have registration rights. Based upon the terms of the preferred stock, Big Beaver and Westar together in the aggregate held approximately 40% of our common equity (on an as converted basis, excluding options and warrants), as of June 30, 2004, which was reduced to approximately 37% of our common equity after the exercise of warrants on July 27, 2004.

Our quarterly results may fluctuate significantly, and our small public “float” adversely affects liquidity of our common stock and stock price

Our quarterly operating results may fluctuate significantly in the future due to such factors as acceptance of our product by automotive manufacturers and consumers, timing of our product introductions, availability and pricing of components from third parties, competition, timing of orders, foreign currency exchange rates, technological changes and economic conditions generally. Broad market fluctuations in the stock markets can, obviously, adversely affect the market price of our common stock. In addition, failure to meet or exceed analysts’ expectations of financial performance may result in immediate and significant price and volume fluctuations in our common stock.

Without a significantly larger number of shares available for trading by the public, or public “float,” our common stock is less liquid than stocks with broader public ownership, and as a result, trading prices of the common stock may significantly fluctuate and certain institutional investors may be unwilling to invest in such a thinly traded security.

We have anti-takeover defenses that could make it more difficult for a third party to acquire a majority of our outstanding voting stock

The preferred stock of the Company, which is outstanding, confers upon its holders the right to elect five members of the Board of Directors while the holders of common stock have the right to elect two members of the Board of Directors. In addition, the preferred stock will vote together with the shares of common stock on most matters submitted to shareholders. As of June 30, 2004, the holders of the preferred stock had approximately 40% of our voting shares and had the ability to approve or prevent any subsequent change of control, which was reduced to approximately 37% after the exercise of warrants on July 27, 2004.

In addition, our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

We do not anticipate paying dividends on our common stock

We have never paid any cash dividends on our common stock and do not anticipate paying dividends in the near future.

Delisting from an active trading market may adversely affect the liquidity and trading price of our common stock

Although our common stock is quoted on The Nasdaq SmallCap Market, there can be no assurance that we now, or in the future will be able to, meet all requirements for continued quotation thereon. One Nasdaq requirement is that we maintain a minimum stockholders’ equity of $2,500,000, or a market capitalization of $35,000,000 of listed shares, or have had net income from continuing operations of at least $500,000 in the last fiscal year (or two of the three most recently completed fiscal years).

If we fail to meet Nasdaq’s requirements on an ongoing basis, our common stock would likely be delisted from The Nasdaq SmallCap Market. In the absence of an active trading market or if our common stock cannot be traded on The Nasdaq SmallCap Market, our common stock could instead be traded on secondary markets, such as the OTC Bulletin Board. In such event, the liquidity and trading price of our common stock in the secondary market may be adversely affected. In addition, if our common stock is delisted, broker-dealers have certain regulatory burdens imposed on them which may discourage broker-dealers from effecting transactions in our common stock, further limiting the liquidity thereof.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004 (1) on an actual basis, and (2) on an adjusted basis to reflect an assumed conversion by the selling securityholders of all preferred stock the subject of this prospectus, an assumed exercise by the selling securityholders of all warrants the subject of this prospectus, and the assumed sale of 7,067,596 shares of common stock offered by the selling securityholders in this offering at an assumed offering price of $3.79 per share. You should read the following table along with the annual and quarterly reports, together with the financial statements and notes included in such reports, incorporated by reference into this prospectus.

	(in thousands, except share data)
	June 30, 2004 (1)	June 30, 2004 (2)
Shareholders’ equity:
Preferred stock:
Series A –9,000 shares authorized, 9,000 (1) and nil (2) issued and outstanding at June 30, 2004;	$8,267	$—
Common stock:
30,000,000 shares authorized, 12,980,000 (1) and 19,045,000 (2) issued and outstanding at June 30, 2004	47,911	58,943
Paid-in capital	20,202	20,202
Accumulated deficit	(69,970)	(69,970)

Total shareholders’ equity	$6,410	$9,175

Subsequent to June 30, 2004, the company received $3,416,700 from the exercise of warrants. The above table does not include this amount. The warrants exercised are not covered by this prospectus since the shares issued with the exercise were the subject of a prior registration statement.

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock offered by the selling securityholders pursuant to this prospectus. The selling securityholders will pay any underwriting discounts and commissions and expenses incurred by the selling securityholder for brokerage, accounting or tax services or any other expenses incurred by the selling securityholders in disposing of the shares of common stock, except as described below. We will bear all other costs, fees and expenses incurred in registering the shares of common stock covered by this prospectus, including without limitation, all registration and filing fees, Nasdaq listing fees, reasonable fees and expenses of the counsel for the selling securityholders, the reasonable expenses of the selling securityholders incurred in connection with the registration of the shares covered by this prospectus and the fees and expenses of our counsel and our accountants.

Of the 7,067,596 shares of common stock covered by this prospectus, 691,326 shares are, prior to their resale pursuant to this prospectus, issuable upon exercise of warrants. Upon the exercise of warrants by payment of cash, we will receive the exercise price of the warrants as follows:

Number of Common Shares	Exercise Price per Share
216,690	$5.75
188,000	$5.00
108,345	$2.75
11,624	$2.67
166,667	$1.50

To the extent we receive cash upon any exercise of the warrants, we expect to use that cash for general corporate purposes.

SELLING SECURITYHOLDERS

The shares of common stock offered pursuant to this prospectus have been issued to the selling securityholders (or their assignees) directly by us or are issuable upon conversion or exercise of securities issued by us. All 7,067,596 shares of our common stock covered by this prospectus were issued, or are isssuable upon the conversion of preferred shares or exercise of warrants, pursuant to an exemption from registration contained in Regulation D promulgated under Section 4(2) of the Securities Act.

On June 27, 2003, the Company entered into a Subscription Agreement with Ferrotec Corporation (“Ferrotec”), under which Ferrotec purchased 1,000,000 shares of unregistered common stock at $2.50 per share. The Subscription Agreement grants Ferrotec demand registration rights beginning one year from the closing of the Subscription Agreement and piggy-back registration rights if the Company proposed to register any securities before then.

On June 8, 1999, the Company issued 9,000 shares of preferred stock and contingent warrants to purchase, as adjusted, up to 1,644,664 shares of common stock to Big Beaver and Westar. The preferred stock is convertible into 5,373,134 shares of common stock. The warrants had exercise prices ranging from $2.67 to $51.25. During the quarter ended September 30, 2003, Westar partially exercised a contingent warrant to purchase 3,136 shares at $2.67 per share for proceeds of $8,373. As of June 30, 2004, warrants for 1,633,040 shares of common stock expired and the Company had outstanding warrants to issue 11,624 shares of common stock.

In conjunction with a 2000 bridge loan, Big Star Investments LLC (“Big Star”), which was owned by Westar and Big Beaver, received a warrant to purchase an aggregate of 50,000 shares of common stock at an exercise price of $5.00 per share. The warrant expires in five years if not exercised. Upon completion of the 2002 private placement, the number of shares of common stock issuable upon exercise and the exercise price of the warrant issued in connection with the 2000 bridge loan between the Company and Big Star were adjusted to 166,667 and $1.50, respectively. The warrant is now beneficially owned by Big Beaver and Westar.

On March 27, 2000, the Company entered into a Value Participation Agreement (“VPA”) with Ford. Pursuant to the VPA, Ford agreed that, through December 31, 2004, the Company has the exclusive right to manufacture and supply CCS units to Ford’s Tier 1 suppliers for installation in Ford, Lincoln and Mercury branded vehicles produced and sold in North America (other than Ford branded vehicles produced by AutoAlliance International, Inc.). Ford is not obligated to purchase any CCS units under the VPA.

As part of the VPA, the Company granted to Ford warrants exercisable for common stock. A warrant for the right to purchase 82,197 shares of common stock at an exercise price of $2.75 per share was issued and fully vested on March 27, 2000. In addition, Ford received an additional fully vested warrant to purchase 26,148 shares of common stock at an exercise price of $2.75 per share due to a one time anti-dilution provision of the VPA that was triggered by the Company’s Private Placement in June 2000. On December 10, 2003, Ford earned an additional warrant for 216,690 shares of common stock at an exercise price of $5.75. The warrant expires on February 4, 2009.

On June 14, 2000, the Company completed the sale of 2.2 million shares of its common stock to selected institutional and accredited investors. As partial compensation for services rendered in the private placement, Roth Capital Partners, LLC (“Roth”), was granted a warrant to purchase up to 188,000 shares of the Company’s common stock at $5.00 per share.

In accordance with the registration rights granted to the selling securityholders, we have filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposal of the shares of common stock offered by this prospectus. We have agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective until the shares are no longer required to be registered for resale by the selling securityholders.

The actual number of shares of common stock covered by this prospectus, and included in the registration statement of which this prospectus is a part, includes additional shares of common stock that may be issued as a result of stock splits, stock dividends, or similar transactions.

The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the selling securityholders as of August 30, 2004 and the number of shares which may be offered pursuant to this prospectus for the account of each of the selling securityholders from time to time. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the selling securityholder has voting or investment power, as well as any shares as to which the selling securityholder has the right to acquire beneficial ownership within 60 days after August 30, 2004, through the exercise or conversion of any stock option, warrant, preferred stock or other right. Except as described above or in the footnotes to the table, to the best of our knowledge, none of the selling securityholders has had any position, office or other material relationship with our Company or any of our affiliates.

Selling Securityholder	Number of Shares Beneficially Owned Prior to Offering		Maximum Number of Shares Which May Be Sold in This Offering		Number of Shares Beneficially Owned After the Offering(1)	Percentage of Class Beneficially Owned After the Offering(1)
Big Beaver Investments, LLC	5,792,871	(2)	2,777,280	(3)	3,015,590	14.5	%(2)
Westar Capital Partners II LLC	2,826,781	(4)	2,777,280	(3)	49,500	*	(4)
Ferrotec Corporation(5)	1,200,000		1,000,000		200,000	*
Roth Capital Partners, LLC(6)	188,000		188,000		—	—
Ford Motor Company(7)	325,035		325,035		—	—

*	Less than one percent.

(1)	Assumes that each selling securityholder will sell all shares of common stock offered pursuant to this prospectus, but not any other shares of common stock beneficially owned by such selling securityholder.

(2)	Includes 1,127,102 shares of common stock issuable upon exercise of warrants held by Big Beaver, 1,979,202 shares of common stock and 2,686,567 shares of common stock issuable upon conversion of 4,500 shares of preferred stock. 1,036,388 shares of common stock issuable upon exercise of warrants and 1,979,202 shares of common stock are not being offered by this prospectus. Paul Oster, Chief Financial Officer of Big Beaver, is a director of the Company. In January 2002, we began outsourcing production of product for our North American customers to Millennium Plastics Technologies, LLC in Chihuahua, Mexico. Millennium Plastics is controlled by TMW Enterprises, whose executives control Big Beaver. In September 2002, we obtained a loan from Big Beaver in the amount of $1,000,000 with an interest rate of 12% while we negotiated the asset-based revolving line of credit with Comerica Bank. The loan was paid in full on November 15, 2002 in the amount of $1,080,000, representing principal and accrued interest, using the proceeds of such asset-based revolving line of credit. The address of Big Beaver is c/o Rockefeller & Co., Inc., Room 5425, 30 Rockefeller Plaza, New York, New York 10112.

(3)	Includes 2,686,567 shares issuable upon conversion of preferred stock and 90,714 shares issuable upon exercise of warrants held by each Big Beaver and Westar.

(4)	Includes 87,578 shares of common stock issuable upon exercise of warrants held by Westar, 52,636 shares of common stock and 2,686,567 shares of common stock issuable upon conversion of 4,500 shares of preferred stock. 49,500 shares of common stock are not being offered by this prospectus. John W. Clark, General Partner, of Westar is a director of the Company. The address of Westar is 949 South Coast Plaza Drive #650, Costa Mesa, California, 92626.

(5)	In March 2001, we entered into a ten-year manufacturing and supply agreement with Ferrotec. In exchange for a $2.0 million fee, we granted Ferrotec the exclusive right to manufacture CCS products for ultimate distribution to our customers within certain Asian countries subject to Ferrotec’s obligation to be competitive. The Company also purchases thermoelectric devices from and has outsourced a portion of its production to Ferrotec. Purchases of labor services and components were $7,071,000 and $2,928,000 for 2003 and 2002, respectively. The accounts payable balances due to Ferrotec were $1,160,000 and $1,062,000 for 2003 and 2002, respectively. The address of Ferrotec Corporation is 1-4-14 Kyobashi, Chuo-Ku, Tokyo 104-0031, Japan.

(6)	All shares of common stock issuable upon conversion of warrants. On June 27, 2003, Roth and two 5% holders of Company common stock, Special Situations Funds and MicroCapital Funds, voluntarily exercised, in part, warrants issued to each of them in the Company’s 2002 private placement. To induce these parties to exercise these warrants, the Company agreed that, for a period of 12 months following the warrant exercise, the Company would not exercise certain call rights it has with respect to the remaining warrants held by such parties from the 2002 private placement. In connection with this exercise, a total of 250,000 shares of common stock were purchased at $2.00 per share, resulting in total proceeds of $500,000 to the Company. The address of Roth Capital Partners, LLC is 24 Corporate Plaza, Newport Beach, California 92660.

(7)	All shares of common stock issuable upon conversion of warrants. The address of Ford Motor Company is Henry Ford II World Center, The American Road, Suite 909, Dearborn, Michigan 48121.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling securityholders. The term “selling securityholders” includes pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a pledge, gift, partnership distribution or other transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customarily received in the types of transactions involved.

The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market, including negotiated sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	through the settlement of short sales.

In connection with the sale of our common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling securityholders also may pledge or hypothecate shares to a broker-dealer or other financial institution, and, upon default, such broker-dealer or other financial institution may effect sales of the pledge shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulations, particularly Regulation M.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, the shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) the date all of the shares covered by this prospectus have been sold and (2) the date on which all of the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock intended to be sold pursuant to this prospectus has been passed upon for us by Honigman Miller Schwartz and Cohn LLP.

EXPERTS

The financial statements and financial statement schedule incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2003, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN GET MORE INFORMATION

We are subject to the information requirements of the Exchange Act, and therefore we file annual, quarterly and current reports, proxy statements and other information with the SEC. You can receive copies of such reports, proxy and information statements, and other information, at prescribed rates, from the SEC by addressing written requests to the SEC’s Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, you may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. The address of the Company’s web site is http://www.amerigon.com.

We have filed with the SEC a registration statement on Form S-3 to register the common shares that the selling securityholders are offering in this prospectus. This prospectus is part of the registration statement. This prospectus does not include all of the information contained in the registration statement. For further information about us and the common stock offered in this prospectus, you should review the registration statement. You can inspect or copy the registration statement, at prescribed rates, at the SEC’s public reference facilities at the address listed above.

Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the registration statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with it. The following documents, which we have filed with the SEC, are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31 2003.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004.

•	The description of our common shares included in our Prospectus, dated August 30, 2004, included in our registration statement on Form SB-2 (file no. 33-61702-LA) effective June 10, 1993, as filed with the SEC pursuant to the Securities Act, under the caption “Description of Securities” on pages 37 through 38 of the Prospectus and incorporated by reference into our initial Registration Statement on Form 8-A filed with the SEC pursuant to the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of the initial registration statement for this prospectus but before the effective date of the registration statement shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents. In addition, all documents subsequently filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act before termination of this offering are deemed to be incorporated by reference into this prospectus and will constitute a part of this prospectus form the date of filing of those documents.

The documents incorporated by reference into this prospectus are available from us upon request. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, at no cost to the requester, upon your written or oral request, a copy of any or all of the information that is incorporated in this prospectus by reference, but not delivered with this prospectus, except for exhibits unless the exhibits are specifically incorporated by reference into this prospectus. Please submit your requests for any of such documents to: Amerigon Incorporated, 500 Town Center Drive, Suite 200, Dearborn, Michigan 48126, Attn: Sandy Grouf, Corporate Secretary, (313) 336-3000.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

PART II

Item 14.	Other Expenses of Issuance and Distribution

The expenses in connection with the registration of shares of the selling securityholders will be borne by the Company and are estimated (except for the SEC registration fee) as follows:

SEC registration fee	$3,389.33
Accounting fees and expenses	7,500.00
Legal fees and expenses	20,000.00
Miscellaneous expenses	1,000.00

Total	$31,889.33

Item 15.	Indemnification of Directors and Officers

The Company’s Articles of Incorporation limit the liability of its directors. As permitted by the California General Corporation Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. See Item 17(5) of this registration statement regarding the opinion of the SEC as to indemnification of liabilities under the Securities Act. The limitation on directors liability permitted by the California General Corporation Law does not affect liability for any breach of a director’s duty to the Company or its shareholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to the Company or its shareholders, or that show a reckless disregard for his duty to the Company or its shareholders in circumstances in which he was or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to the Company or its shareholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of the California General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the full extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law, and the Company has entered into indemnity agreements with its directors and officers providing such indemnity.

Item 16.	Exhibits.

Exhibit Number	Description

4.1	Amended and Restated Articles of Incorporation filed with the California Secretary of State on April 23, 1993 (5)

4.2	Certificate of Amendment of Articles of Incorporation filed with the California Secretary of State on December 5, 1996 (1)

4.3	Certificate of Amendment of Articles of Incorporation filed with the California Secretary of State on January 26, 1999 (2)

4.4	Certificate of Amendment of Articles of Incorporation filed with the California Secretary of State on May 31, 2000 (5)

4.5	Certificate of Amendment of Articles of Incorporation filed with the California Secretary of State on June 13, 2002 (7)

4.6	Certificate of Determination of Rights, Preferences and Privileges of the Series A Convertible Preferred Stock filed with the California Secretary of State on May 26, 1999 (5)

4.7	Certificate of Amendment to Certificate of Determination of Rights, Preferences and Privileges of the Series A Convertible Preferred Stock filed with the California Secretary of State on August 22, 2000 (5)

4.8	Form of Specimen Certificate of Company’s Common Stock (6)

4.9	Bridge Loan Warrant dated March 16, 2000 (3)

4.10	Ford Warrant dated March 27, 2000 (4)

4.11	Placement Agent Warrant issued on February 25, 2002 to Roth Capital Partners LLC(6)

4.12	Contingent Warrant dated June 8, 1999 from the Company to Big Beaver Investments (8)

4.13	Contingent Warrant dated June 8, 1999 from the Company to Westar Capital II LLC (8)

4.14	Form of Warrant issued on February 9, 2004 to Ford Motor Company

4.15	Subscription Agreement with Ferrotec Corporation dated June 27, 2003

5.1	Opinion of Honigman Miller Schwartz and Cohn LLP

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Counsel (included in Exhibit 5.1)

24.1	Powers of Attorney (included on page II-2)

(1)	Previously filed as an exhibit to the Company Registration Statement on Form S-2, as amended, File No. 333-17401, and incorporated by reference.

(2)	Previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 1999, and incorporated herein by reference.

(3)	Previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 1999 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2000 and incorporated herein by reference.

(5)	Previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2000 and incorporated herein by reference.

(6)	Previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 2001 and incorporated herein by reference.

(7)	Previously filed as an exhibit to the Company’s Annual Report on Form 10-Q for the period ended June 30, 2002 and incorporated herein by reference.

(8)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K filed June 8, 1999 and incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, State of Michigan, on August 30, 2004.

AMERIGON INCORPORATED

By:	/S/ DANIEL R. COKER
Name:	Daniel R. Coker
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Daniel R. Coker and William J. Wills, and either of them, with full power to act without the other, such person’s true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments to this registration statement, including post-effective amendments, and any other documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorneys- in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature/Title	Date

/S/ DANIEL R. COKER Daniel R. Coker, Chief Executive Officer and President (Principal Executive Officer)	August 30, 2004

/S/ WILLIAM J. WILLS William J. Wills, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 30, 2004

/S/ OSCAR B. MARX, III Oscar B. Marx, III, Director	August 30, 2004

/S/ FRANCOIS J. CASTAING Francois J. Castaing, Director	August 30, 2004

/S/ JOHN W. CLARK John W. Clark, Director	August 30, 2004

/S/ PAUL OSTER Paul Oster, Director	August 30, 2004

/S/ JAMES J. PAULSEN James J. Paulsen, Director	August 30, 2004

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